Exhibit 4(c)

         REVISED DESCRIPTION OF COMMON STOCK PURCHASE RIGHTS


         Common Stock Purchase Rights. Pursuant to the Amended and Restated Rights Agreement, as amended by Amendment No. 1 thereto dated October 5, 2001 (the "Amended Rights Agreement") between Matria Healthcare, Inc. ("Matria") and SunTrust Bank, as Rights Agent, a common stock purchase right (a "Right") is issued with each share of Matria Common Stock. Each Right entitles the registered holder to purchase from Matria a unit consisting of one-hundredth of a share (a "Unit") of Matria Common Stock at a Purchase Price of $2.44 per Unit, subject to adjustment. The Purchase Price shall be paid in cash or by certified bank check or bank draft payable to the order to the company. The description and terms of the Rights are set forth in the Amended Rights Agreement.

         Initially, the Rights are attached to all Matria Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Matria Common Stock and a "Distribution Date" will occur upon the earlier of (i) ten
(10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Matria Common Stock (the "Stock Acquisition Date"), or (ii) at such time as the Board of Directors of the Company may designate following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Matria Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Matria Common Stock certificates and will be transferred with and only with such Matria Common Stock certificates, (ii) all Matria Common Stock certificates issued will contain a notation incorporating the Amended Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Matria Common Stock outstanding will also constitute the transfer of the Rights associated with the Matria Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 30, 2006, unless earlier redeemed by Matria as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Matria Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Matria Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that, at any time following the Distribution Date, (i) Matria is the surviving corporation in a merger with an Acquiring Person or an associate or affiliate of an Acquiring Person and its Matria Common Stock is not changed or exchanged, or (ii) a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of Matria Common Stock, or (iii) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), or (iv) in the event of certain transactions between an Acquiring Person or an affiliate of an Acquiring Person and Matria, each holder of a Right will thereafter have the right to receive, upon exercise and payment of an amount equal to 100 times the exercise price (currently $2.44, Matria Common Stock (or, in certain circumstances, cash, property or other securities of Matria) having a value equal to 200 times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Moreover, the Rights shall not be exercisable, and shall be null and void as long as held, by a holder (a "Nonqualified Holder") in any jurisdiction where the requisite qualification for the issuance to such holder, or the exercise by such holder, of the Rights in such jurisdiction shall not have been obtained or be obtainable. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by Matria as set forth below.

         For example, at an exercise price of $2.44 per Right, each Right not owned by an Acquiring Person (or by certain related parties) or a Nonqualified Holder following an event set forth in the preceding paragraph would entitle its holder to purchase $244 worth of Matria Common Stock (or other consideration, as noted above) for $122. Assuming that the Matria Common Stock had a per share value of $24.40 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Matria Common Stock for $122. Fractional shares will not be issued. In lieu of fractional shares of Matria Common Stock, Matria may pay to the registered holder of Rights Certificates at the time such Rights are exercised an amount in cash equal to the same fraction of the current market value of one share of Matria Common Stock.

         In the event that, at any time following the Stock Acquisition Date,
(i) Matria is acquired in a merger or other business combination transaction in which Matria is not the surviving corporation (other than a merger described in the second preceding paragraph), (ii) Matria is the surviving corporation in a merger or consolidation with another person and all or part of its Matria Common Stock is changed or exchanged, or (iii) more than 50% of Matria's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

         The Purchase Price payable, and the number of Units of Matria Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Matria Common Stock, (ii) if holders of the Matria Common Stock are granted certain rights or warrants to subscribe for Matria Common Stock or convertible securities at less than the current market price of the Matria Common Stock, or
(iii) upon the distribution to holders of the Matria Common Stock of evidences of indebtedness or assets (excluding regular semiannual cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Matria Common Stock on the last trading date prior to the date of exercise.

         At any time until ten (10) days following the Stock Acquisition Date (as such period may be extended by Matria pursuant to the Rights Agreement), Matria may redeem the Rights in whole, but not in part, at a price of $.04 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction. After this 10-day period has expired, this right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Matria Common Stock in a transaction or series of transactions not involving Matria and there are no other Acquiring Persons. After the above 10-day period expires and prior to the occurrence of a Triggering Event and January 30, 2006, Matria may redeem the Rights provided that such redemption is incidental to a merger, consolidation or other business combination involving Matria or a reorganization or restructuring of Matria which the Board of Directors shall determine to be in the best interest of the Company and its shareholders. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.04 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Matria, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights was not taxable to shareholders or to Matria, shareholders may, depending upon circumstances, recognize taxable income in the event that the Rights become exercisable for Matria Common Stock (or other consideration) or for common stock of the acquiring company as set forth above.

         The Rights Agreement may be amended in certain instances. Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, to correct or supplement any provision therein, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement, provided however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and no amendment shall be made to lengthen any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of the common equity of Matria, including the holders of the Rights.

         The description of the Rights set forth above does not purport to be complete and is qualified in its entirety by reference to the Amended Rights Agreement, which is incorporated herein by reference.